UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of November 2026

Commission File Number 001-11444

MAGNA INTERNATIONAL INC.

(Exact Name of Registrant as specified in its Charter)

337 Magna Drive, Aurora, Ontario, Canada L4G 7K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGNA INTERNATIONAL INC.
(Registrant)

Date: November 11, 2026
	By:	/s/ “Jason Wolkove”
Jason Wolkove,
Vice-President, Mergers & Acquisitions, Capital Markets and Secretary

EXHIBITS

Exhibit 99	Press release issued November 11, 2026, in which the Registrant announces its Investor Event and releases mid-term financial targets.